Western Digital Corporation 20511 Lake Forest Drive Lake Lake Forest, California 92630

Tel: 949.672.7676

Timothy M. Leyden Executive Vice President Chief Financial Officer
November 3, 2008
VIA EDGAR AND BY HAND DELIVERY
CONFIDENTIAL TREATMENT REQUESTED BY WESTERN DIGITAL CORPORATION
PURSUANT TO 17 C.F.R. SECTION 200.83
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549
Attn: Kathleen Collins, Accounting Branch Chief

Re:	Western Digital Corporation Form 10-K for the Fiscal Year Ended June 27, 2008 Filed on August 20, 2008 File No. 0-8703
Ladies and Gentlemen:
     We received your letter dated October 21, 2008 (the “Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in bold prior to the response to such comment.
Note 1. Organization and Summary of Significant Accounting Policies
Revenue Recognition, page 55
1.     We note on page 12 that you have programs with your distributors and retailers where certain marketing expenditures incurred by them are reimbursed. Tell us the details of the marketing programs you offer to your distributors and retailers and whether you record such marketing reimbursements as a reduction to revenue or as a selling and marketing expense. In your response, tell us how you considered the guidance in EITF 01-9 in determining your accounting for such reimbursements.
Response:
The marketing programs the Company has with its distributors and retailers that reimburse them for marketing expenditures are primarily related to the advertising of the Company’s products in printed materials, online websites and email distributions. The details of each marketing activity are separately determined and agreed upon between the Company and the respective distributor or retailer and are not directly related to the distributor’s or retailer’s purchase of the Company’s products. The Company requires documented evidence from the distributor or retailer in order to obtain reimbursement.

Confidential Treatment Requested By Western Digital Corporation Pursuant to C.F.R. Section 200.83
WDC CTR 001 — Page 2

The Company has considered the guidance in EITF 01-9, particularly Issue 1, paragraph 9, which addresses the income statement characterization of such reimbursements. The marketing programs meet the conditions in paragraph 9a in that the Company receives an identifiable benefit in the form of printed or electronic advertisements in exchange for the consideration. In addition, the advertisement is sufficiently separable from the distributor’s or retailer’s purchase of the Company’s product in that the Company could purchase similar advertising from a third party. However, the marketing programs do not meet the condition of paragraph 9b because the Company cannot reasonably estimate the fair value of the benefit. Because the reimbursements must meet both criteria of paragraph 9 to be characterized as a cost or expense when recognized, currently such marketing reimbursements are recorded as a reduction to revenue.
Schedule II — Consolidated Valuation and Qualifying Accounts, page 77
2.     We note that you provide limited price protection to your resellers based on anticipated price decreases during the reseller holding period, estimated amounts to be reimbursed to qualifying customers, as well as historical pricing information. Provide us with a rollforward of your allowance for price protection for each year presented and tell us how you considered including this information in your Consolidated Valuation and Qualifying Accounts schedule.
Response:
The Company uses published list prices to communicate gross selling prices to customers in all channels. The Company has ongoing incentive programs, such as volume-related rebates and price protection, which effectively reduce gross selling prices to net selling prices. This is a common pricing practice within the industry, used as a marketing alternative to a net pricing strategy. The difference between gross and net pricing varies according to several factors including industry conditions, seasonal demand, competitor actions, channel mix and overall availability of product. Price protection, volume-related rebates and other related sales channel incentive programs are sales prices adjustments against gross sales and receivables to reduce these items to the expected net selling price. The pricing adjustments are primarily settled within the quarter following the quarter in which they were recorded and the amounts are not dependent on the timing of payment of the related receivable. These pricing adjustments do not represent valuation adjustments in the sense that they are not provisions for uncertainties related to the collectibility or recoverability of an asset (such as an allowance for doubtful accounts). Thus, the gross amount of a channel receivable and the related discount accrued (such as volume rebates or price protection) are not meaningful as independent metrics. Accordingly, the Company believes these pricing adjustments do not represent valuation and qualifying accounts for purposes of Schedule II.

Confidential Treatment Requested By Western Digital Corporation Pursuant to C.F.R. Section 200.83
WDC CTR 001 — Page 3

At the request of the Staff, we are providing the following summary of all pricing adjustment activities for the last three fiscal years in a rollforward format. This summary of activity is compiled from different sources, and as described above does not represent the activity in a valuation or qualifying account.
[REDACTED — CONFIDENTIAL TREATMENT REQUESTED BY WESTERN DIGITAL CORPORATION PURSUANT TO FOIA RULE 83]
As requested in the Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s comments and request that the Staff contact the undersigned at 949-672-7676 (telephone) or 949-672-7589 (facsimile) with any questions or comments regarding this letter.

Respectfully submitted, Western Digital Corporation
By:	/s/ Timothy M. Leyden
	Name:	Timothy M. Leyden
	Title:	Executive Vice President and Chief Financial Officer

cc: Robert Plesnarski, Esq., O’Melveny & Myers LLP